Exhibit 12
DELTA AIR LINES, INC.
STATEMENT REGARDING COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In millions, except ratios)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Earnings (loss):

Loss before income taxes	$(400)	$(429)	$(1,615)	$(1,027)

Add (deduct):
Fixed charges from below	442	365	857	725
Loss from equity investees	—	—	—	(3)
Amortization of capitalized interest	5	4	9	8
Interest capitalized	(2)	(3)	(4)	(5)

Loss as adjusted	$44	$(63)	$(753)	$(302)

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	$290	$200	$560	$396
Portion of rental expense representative of the interest factor	152	165	297	329

Total fixed charges	$442	$365	$857	$725

Preferred stock dividends	$6	$5	$11	$9

Ratio of earnings to fixed charges	0.10	(0.17)	(0.88)	(0.42)

Deficiency of earnings to cover fixed charges	$398	$428	$1,610	$1,027

Ratio of earnings to combined fixed charges and preferred stock dividends	0.10	(0.17)	(0.87)	(0.41)

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$404	$433	$1,621	$1,036